FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 4, 2003

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Enclosure:

Shareholder materials for an Ordinary General Meeting and an Extraordinary General Meeting of Shareholders of ILOG S.A., including:

(i)	Notice to ADS Holders of an Ordinary and Extraordinary General Meeting of Shareholders;
(ii)	Proxy Statement for Annual Meeting of Shareholders;
(iii)	Management Report of the Board of Directors;
(iv)	Special Report of the Board of Directors;
(v)	Resolutions Proposed to the Board of Directors;
(vi)	Request for Documents and Information; and
(vii)	Voting cards for JPMorgan Chase Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Roger Friedberger

Roger Friedberger Chief Financial Officer

Date: November 4, 2003

Société anonyme with a share capital of Euros 10,650,343.19

Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex

Register of Commerce and Companies of Créteil B 340 852 458

NOTICE TO ADS HOLDERS OF AN ORDINARY AND EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 16, 2003

NOTICE IS HEREBY GIVEN THAT an Ordinary and Extraordinary General Meeting of Shareholders of ILOG S.A., a French corporation (the “Company”) will be held on December 16, 2003 at 5:00 p.m. at the registered office of the Company in order to consider and vote on the following items:

Within the authority of the Ordinary General Meeting, the following items will be voted on:

•	management report of the Board of Directors, special report of the Board on stock options and submission, by the Board, of the annual French statutory accounts and consolidated accounts for the fiscal year ended June 30, 2003;

•	report of the Statutory Auditors on the performance of their duties during the above-mentioned fiscal year;

•	approval of the French statutory accounts for the fiscal year ended June 30, 2003;

•	approval of the consolidated accounts for the fiscal year ended June 30, 2003;

•	allocation of earnings for the fiscal year ended June 30, 2003;

•	report of the Statutory Auditors on the agreements provided for in Articles L.225-38 and seq. of the French Code of Commerce and examination of related party agreements;

•	Directors’ fees for the current and future fiscal years;

•	renewal of the term of office of four Directors; and

•	authorization to the Board to repurchase the Company’s shares.

Within the authority of the Extraordinary General Meeting, the following items will be voted on:

•	authorization to the Board to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period;

•	authorization to the Board to increase the share capital during a public tender or exchange offer for the Company’s shares;

•	authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors;

•	authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to the non-executive members of the Technical Advisory Board;

•	limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued;

•	increase of the share capital up to a nominal value of €244,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance under the 1998 International Employee Stock Purchase Plan;

•	limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already issued or decided;

•	increase of the share capital up to a nominal value of €366,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance to the benefit of participants to the French Employee Savings Plan; and

•	powers of attorney.

By Order of the Board of Directors

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED VOTING INSTRUCTION CARD IN THE ENVELOPE PROVIDED. IF THE QUORUM FOR THE ORDINARY AND EXTRAORDINARY MEETING IS NOT MET ON DECEMBER 16, 2003, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING ON DECEMBER 29, 2003 TO VOTE ON THE SAME AGENDA AS DESCRIBED IN THIS NOTICE.

ILOG S.A.

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

This Proxy Statement is being furnished in connection with the solicitation of Voting Instruction Cards by the Board of Directors of ILOG S.A. (the “Company”) for use at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held on December 16, 2003 at 5:00 p.m., French time, and at any adjournment thereof, for the purposes set forth herein.

The Annual Meeting will be held at the offices of the Company located at 9 rue de Verdun, 94253 Gentilly (Paris), France. The Company’s telephone number is (331) 49 08 35 00.

These solicitation materials were mailed on or about November 5, 2003, together with the Company’s 2003 Annual Report, to all ADS holders as of September 30, 2003 (the “Record Date”). The number of shares entitled to vote at the Annual Meeting as of the Record Date is 17,459,579.

Information Concerning Voting

Pursuant to a program sponsored by the Company, ordinary shares of the Company (the “Ordinary Shares”) are traded in the United States in the form of American Depositary Shares (“ADSs”), each ADS corresponding to one Ordinary Share placed on deposit with JPMorgan Chase Bank (the “Depositary”).

Holders of ADSs may vote by using the enclosed Voting Instruction Card. Such holders who wish to directly vote the Ordinary Shares underlying the Company’s ADSs and attend the Annual Meeting must contact the Depositary in order to become registered owners of the Shares corresponding to their ADSs prior to December 9, 2003.

Quorum Required Under French Law

The required quorum for ordinary resolutions is one-fourth of the total outstanding shares with voting rights; if such quorum is not met, a second shareholders’ meeting will be held. At this second meeting, no quorum is required for ordinary resolutions.

The required quorum for extraordinary resolutions is one-third of the total outstanding shares with voting rights. If such quorum is not met, a second shareholders’ meeting will be held. At this second meeting, the quorum required for extraordinary resolutions is one-fourth of the total outstanding shares with voting rights on second call.

Ordinary Shares that are voted “FOR”, “AGAINST” or “ABSTAIN” are treated as being present at the Annual Meeting for purposes of establishing a quorum.

Majority Vote Required Under French Law

Passage of ordinary resolutions requires the affirmative vote of a majority of the shares present or represented at the Annual Meeting.

Passage of extraordinary resolutions requires the affirmative vote of two-thirds of the shares present or represented at the Annual General Meeting.

Voting by Holders of American Depositary Shares; Record Date

Holders of ADSs as of the Record Date are entitled to notice of the Annual Meeting, and may vote the Ordinary Shares underlying their ADSs at the Annual Meeting in one of two ways: (A) by properly completing and returning the enclosed Voting Instruction Card to the Depositary by no later than 3:00 p.m., December 9, 2003 (the “Receipt Date”), a holder of ADSs will cause the Depositary to vote the shares underlying the ADSs in the manner prescribed in the Voting Instruction Card as more fully described below; or (B) a holder of ADSs may elect to exchange their ADSs for Ordinary Shares and may attend the Annual Meeting and vote the Ordinary Shares in person. The significant differences between these two alternatives are: (i) that a holder of ADSs will not be entitled to attend the Annual Meeting in person but must rather rely upon the Depositary for representation; (ii) a holder of ADSs may not have the opportunity to consider or vote on any matters which may be presented at the Annual Meeting other than those described in this Proxy Statement or any further solicitation made by the Company; (iii) a holder of ADSs is not entitled to present proposals at the Annual Meeting for consideration at such meeting; and (iv) a holder of Ordinary Shares must actually be the registered holder of the Ordinary Shares on December 15, 2003 (and hold such Ordinary Shares through the date of the Annual Meeting), and therefore, holding ADSs (or Ordinary Shares) on the Record Date will not be sufficient to entitle one to attend or vote at the Annual Meeting.

Voting through Depositary.    Upon receipt by the Depositary of a properly completed Voting Instruction Card on or before the Receipt Date, the Depositary will, insofar as practicable and permitted under applicable provisions of French law and the statuts of ILOG S.A., vote or cause to be voted the Ordinary Shares underlying the ADSs in accordance with any non-discretionary instructions set forth in such Voting Instruction Card. With respect to Voting Instruction Cards which are signed but on which no voting instructions have been indicated, the Depositary will vote or cause to be voted the Ordinary Shares in favor of each proposal recommended by the Board of Directors of the Company and against each other proposal.

The Depositary will not vote, cause to be voted or attempt to exercise the right to vote that is attached to ADSs if the Voting Instruction Card with respect to such ADSs is incorrectly completed or illegible. The Depositary will take no action to impair its ability to vote or cause to be voted the number of Shares necessary to carry out the instructions of all holders of ADSs.

Voting Ordinary Shares.    Under French law and the statuts of the Company, only shareholders holding registered Ordinary Shares of the Company at least one Paris business day prior to the date of a shareholders’ meeting may vote the Shares and attend such meeting. Therefore, in order for a holder of ADSs to attend the Annual Meeting and vote the Ordinary Shares, such holder must first become a registered owner of Ordinary Shares underlying the ADSs. To accomplish this, a holder of ADSs must deliver, on or before December 9, 2003 their ADSs to the Depositary for cancellation and pay the related exchange charges of the Depositary, as provided in the Deposit Agreement. The Depositary will then request that the Paris office of BNP Paribas as custodian (the “Custodian”) of the Ordinary Shares underlying the ADSs to register such holder in the share register of ILOG S.A. and will request the Custodian to make arrangements to allow the holder of Ordinary Shares to vote at the Annual Meeting. The Custodian will not permit any transfer of the Ordinary Shares during the “blocked period” of December 15, 2003 to December 16, 2003.

Receipt Date

The Depositary must receive the Voting Instruction Card on or before the Receipt Date in order to vote the ADSs on behalf of such holders. The Receipt date is December 9, 2003.

Revocability of Voting Instructions

All ADS holders entitled to vote and represented by properly executed Voting Instruction Cards received prior to the Receipt Date, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those Voting Instruction Cards. Any Voting Instructions given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A Voting Instruction may be revoked by filing with JPMorgan Chase Bank, before 3:00 p.m., December 9, 2003, a written notice of revocation or a duly executed Voting Instruction Card, in either case later dated than the prior Voting Instruction Card relating to the same ADSs.

Expenses of Solicitation

All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the Company. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of ADSs for their reasonable expenses in forwarding proxy material to and in soliciting such beneficial owners. Directors, officers and employees of the Company may also solicit votes in person or by telephone, telegram, letter, facsimile or other means of communication. Such Directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Procedure for Submitting Shareholder Proposals

Under French corporate law, shareholders holding a defined percentage of the Company’s share capital may propose new resolutions or modifications to the resolutions presented by the Board of Directors to the shareholders for their approval within 10 days of the publication of the preliminary notice announcing the Annual Meeting in the French Bulletin des Annonces Légales Obligatoires. Such a preliminary notice must be published at least 30 days prior to the date set forth for the Annual Meeting on first call. In such case, holders of ADSs who have given no prior instructions to vote on such new or amended resolutions shall be deemed to have voted against the new or revised resolution. The number of Shares required to be held to propose new resolutions for consideration at the Annual Meeting is 377,464.

Documents Available Upon Written Request to the Company

Appended to this Proxy Statement is the text of the Report of the Board of Directors on the activities of the Company and its subsidiaries in fiscal year 2003 and of the Special Report of the Board of Directors on Stock Options. This Proxy Statement is being mailed together with the Company’s Annual Report (Form 20-F) for the year ended June 30, 2003 which includes the consolidated fiscal results of ILOG S.A. for 2002-2003, prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In addition, you may request a summary of the unconsolidated & consolidated accounts of ILOG S.A. for fiscal 2002-2003 prepared under French GAAP, and a table showing the unconsolidated & consolidated results of ILOG S.A. over the past five fiscal years and copies of additional information, in accordance with French law relating to commercial companies, using the Request for Information Form on page 35. Such additional information may include, but is not limited to, the Statutory Auditors’ reports.

ILOG

Société anonyme with a share capital of Euros 10,650,343.19

Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex

Register of Commerce and Companies of Créteil B 340 852 458

MANAGEMENT REPORT OF THE BOARD OF DIRECTORS TO THE COMBINED ORDINARY

AND EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

OF DECEMBER 16, 2003

Ladies and Gentlemen,

We are requesting your presence at a combined general meeting of shareholders in order to submit for your approval matters within the competence of the Ordinary General Meeting and the Extraordinary General Meeting.

Within the authority of the Ordinary General Meeting, you will consider the following:

•	management report of the Board of Directors, special report of the Board on stock options and submission, by the Board, of the annual French statutory accounts and consolidated accounts for the fiscal year ended June 30, 2003;

•	report of the Statutory Auditors on the performance of their duties during the above-mentioned fiscal year;

•	approval of the French statutory accounts for the fiscal year ended June 30, 2003;

•	approval of the consolidated accounts for the fiscal year ended June 30, 2003;

•	allocation of earnings for the fiscal year ended June 30, 2003;

•	report of the Statutory Auditors on the agreements provided for in Articles L.225-38 and seq. of the French Code of Commerce and examination of related party agreements;

•	Directors’ fees for the current and future fiscal years;

•	renewal of the term of office of four Directors; and

•	authorization to the Board to repurchase the Company’s shares.

Within the authority of the Extraordinary General Meeting, you will consider the following:

•	authorization to the Board to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period;

•	authorization to the Board to increase the share capital during a public tender or exchange offer for the Company’s shares;

•	authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors;

•	authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to the non-executive members of the Technical Advisory Board;

•	limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued;

•	increase of the share capital up to a nominal value of €244,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance under the 1998 International Employee Stock Purchase Plan;

•	limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already issued or decided;

•	increase of the share capital up to a nominal value of €366,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance to the benefit of participants to the French Employee Savings Plan; and

•	powers of attorney.

Management report on the Company’s consolidated activities for the fiscal year ended on June 30, 2003

1.	Overview

ILOG develops, markets and supports software for business rule management, resource optimization and visual interfaces that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these software functions.

2.	Revenues

Total revenues decreased to €87.5 million in 2003 from €91.9 million in 2002, as compared to €88.7 million in 2001, representing a decrease of 5% and an increase of 4% over the respective previous years. This 5% decrease is mainly due to the strengthening of the euro against the U.S. dollar during this fiscal year. Expressed at fiscal 2002 constant currency rates, 2003 revenues increased by 5%, which reflects the fact that 47% of the revenues are in U.S. dollars. This 2003 growth at fiscal 2002 constant currency rates reflects the penetration of the Rules product line for business process applications, the impact of the growing installed base of licenses on maintenance revenues and an increase in consulting revenues in the U.S. The 4% increase in 2002 reflects the market success of the Rules product line for financial and business process applications and the benefit of the growing installed base of licenses on maintenance revenues which offset the lower software spending of the communications industry.

In 2003, 2002 and 2001 SAP A.G., ILOG’s largest customer, accounted for 8%, 11% and 9% respectively of total revenues. In 2003 the next four largest customers accounted for approximately 5% of total revenues, and the next five largest accounted for approximately 6% of revenues.

3.	Revenues by geography

The following table sets forth our revenues by region:

	Year Ended June 30,			2003 Increase (decrease) over 2002
	2003	2002	2001	As Reported	Constant currency
	(in thousands)
North America	€41,163	€41,478	€40,881	-1%	16%
Europe	35,904	41,518	38,055	-14%	-13%
Asia	10,432	8,882	9,757	17%	33%

Total revenues	€87,499	€91,878	€88,693	-5%	5%

Our North American revenues decreased to €41.2 million in 2003, from €41.5 million in 2002 as compared to €40.9 million in 2001, representing 47%, 45% and 46% of total revenues respectively. The 2003 North American revenues decrease by 1%, however expressed at fiscal 2002 constant currency rates the North American revenues increased by 16%. This growth of our North American revenues in 2003 over 2002 is primarily driven by the increase of the consulting activities, the increase in maintenance revenues from the growing installed base of ILOG licenses and the demand for our business rules products from the financial services sector.

Our European revenues decreased to €35.9 million in 2003, from €41.5 million in 2002 as compared to €38.1 million in 2001, representing 41%, 45% and 43% of total revenues respectively. Our European revenues decreased by 14% during this fiscal year reflecting the generally weak business conditions which the French and German economies are currently experiencing.

Our Asian revenues increased to €10.4 million in 2003, from €8.9 million in 2002 as compared to €9.8 million in 2001, representing 12%, 10% and 11% of total revenues respectively. The 17% growth of Asian revenues in 2003 over 2002 benefited from the penetration of the business rules product line in China and Japan and the strength of the telecommunications sector in this region.

The 9% increase in our European revenues and the 1% growth in North American revenues in 2002 over 2001 reflect challenging business conditions in the telecommunication and supply chain management sectors. The 9% decrease in Asia in 2002 over 2001 reflects the difficult economic conditions in the region generally.

4.	Research and Development

The Company has committed, and expects to continue to commit in the future, resources to research and development. During 2003, 2002 and 2001, net research and development expenses were €17.9 million, €17.0 million and €16.5 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were €18.5 million, €17.8 million and €17.4 million in 2003, 2002 and 2001, respectively.

5.	Trend Information

For fiscal 2004 we anticipate the historical revenue trend, in terms of constant currency, as experienced in 2003, to continue.

Our business rules products grew by 35% in 2003 and comprised approximately 40% of our revenues compared to 27% in 2002. Widening demand for the product category’s “business agility” value proposition in more industries is a growing trend. Streamlining business processes presents challenges to the financial services sector, and is resulting in demand for ILOG’s business rules products across all geographies. This is especially the case for business process management (BPM) applications which more and more are using business rules engines. We have added a number of co-marketing and co-selling relationships over 2003 focused on the BPM market place.

We are seeing a trend of repeat business in the form of license and maintenance renewals and product deployment expansions. We are also seeing an expansion of the number of customers licensing more than one of ILOG’s three product lines, rules, optimization and visualization for process, decision and performance management applications.

Operating expenses decreased by 7% in 2003 and is mainly due to the stronger euro against the U.S. dollar impacting approximately 40% of the company’s expenses which are denominated in U.S. dollars. In constant currency terms, 2003 operating expenses remained level when compared against 2002.

Marketing and selling expenses for 2003 decreased by 11% over the same period in the prior year with the increase from the stronger euro against the U.S. dollar and lower travel and promotion costs. Research and development expenses, net of government funding, for the year increased by 5% over the same period caused by modest staffing increases. General and administrative expenses for the year decreased by 4% over the same period in the prior year reflecting the stronger euro against the U.S. dollar.

In 2002 and 2003, in view of general economic and business conditions, we have limited employee recruitment and thus, expense growth. This is expected to continue until signs of business strength re-emerge.

In the first quarter of 2004 the U.S. dollar was lower than the 2003 average rate experienced; when expressed in euros, this may have a negative impact on our revenues since 65% of our revenues are incurred in currencies other than euros, which is partly offset by a positive impact on our expenses since 50% of our expenses are incurred in currencies other than euros.

6.	Competition

Our present direct competitors include a number of private and public companies in our individual product lines. However, we have no competitor across all three of our product lines. These companies include, without limitation, by product line: Rules: Computer Associates, Corticon Technologies, Fair Isaac, Haley, and Pegasystems; Optimization: Cosytec, Dash Associates, and IBM; Visualization: eNGENUITY Software, SL Corporation and Tom Sawyer. We also compete with companies that provide packaged software for certain applications. Many of our customers have the resources to develop the functionality that could replace our technology in-house. Some of our competitors have longer operating histories, significantly greater financial resources and name recognition, broader product offerings and a larger installed base of customers than we do. In addition, some of our competitors have well-established relationships with our current and potential customers.

In addition, virtually all of the Company customers have significant investments in their existing solutions and many have the resources necessary to enhance existing products or to develop future products. As a result, some of these customers could choose to develop their own technical solutions instead of purchasing from ILOG.

As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on our business, operating results and financial condition.

Management report on the Company’s French statutory activities for the fiscal year ended June 30, 2003

We advise you that this report, which deals with the Company’s French Statutory accounts as well as the report of the Statutory Auditors, has been made available to you in compliance with statutory and regulatory requirements.

1.	Situation of the Company and its activities during the fiscal year—Results of the fiscal year

ILOG S.A. carries out our product development and owns our intellectual property of the ILOG software components. ILOG subsidiaries sub-license from ILOG S.A., the parent company, the intellectual property to their customers in exchange for a royalty based on their revenues. In addition, ILOG S.A. sells our products in France and to countries where we do not have subsidiaries. The majority of the group’s cash is held by ILOG S.A.

The annual statutory accounts that are presented to you have been established in accordance with French accounting rules and standards in compliance with French law. The revenues of the Company amounted to €39.3 million, which corresponds to a decrease of 11% over the previous fiscal year. This decrease is mainly attributable to the generally weak business conditions ILOG S.A. experienced in 2003. The operating expenses amounted to €41.7 million, which corresponds to a decrease of 11% due to a continued focus in reducing discretionary spending such as travel and promotion costs.

The fiscal year had an unconsolidated loss of €1.4 million compared to a loss of €6.4 million for the prior fiscal year. This loss is proposed to be carried forward in the retained earnings account, which after allocation is a deficit of €39.5 million. No dividend has been paid during the last 3 fiscal years.

2.	Subsequent events

Since the end of the fiscal year there have been no subsequent events that would have a material effect on the Company.

3.	Research and development activities

The Company has committed, and expects to continue to commit in the future, resources to research and development. During 2003, 2002 and 2001, net research and development expenses were €17.4 million, €16.4 million and €16.3 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were €18.0 million, €17.2 million and €17.2 million in 2003, 2002 and 2001, respectively.

Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight math-oriented code. This ILOG culture has arisen from sixteen years of day-to-day development, algorithmic optimization and object oriented design. The Company’s engineers work with customers to ensure that the customers’ problems are solved efficiently. The Company’s engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

4.	Impact of changes in accounting policies in the presentation of the financial statements

The statutory financial statements were prepared in accordance with accounting principles generally accepted in France, which were applied on a consistent basis.

5.	Activities of subsidiaries

ILOG S.A. (304 employees at September 30, 2003) has the following wholly owned subsidiaries: ILOG, Inc. (175 employees), ILOG Limited (19 employees), ILOG GmbH (22 employees), ILOG S.A. Spain (23 employees), ILOG (S) (Pte) Ltd (39 employees) and ILOG Ltd. (20 employees), which operate in the United States, United Kingdom, Germany, Spain, Singapore and Japan respectively. The predominant activity of these subsidiaries is the marketing and selling of the Company’s products. In the United States, the Company also has some research and development activities.

6.	Holdings of the Company’s stock—Stock Options—Miscellaneous information

As of September 30, 2003, it is the Company’s best estimate that ILOG management held approximately 7.4% of the Company’s shares (7.7% as of June 30, 2003) ILOG employees held approximately 4.7% (3.2% as of June 30, 2003), of which 3.7% (2.1% as of June 30, 2003) within the meaning of Article L. 225-102 of the French Code of Commerce.

As of September 30, 2003, the number of stock options available for future grant amounted to 497,233. During fiscal 2003, options over 21,300 shares, were granted and 121,366 were cancelled. Additional information regarding stock options is in the Special Report of the Board of Directors on Stock Options. In addition during the year:

•	Warrants over 76,000 shares were issued;

•	15,228 shares were issued from the exercise of stock options; and

•	No warrants were exercised.

7.	Information regarding the Company’s share capital and its shareholders

During the 2003 fiscal year, the share capital was increased from €10,169,106 to €10,309,958 due to the issuance of 230,905 Ordinary Shares of €0.61 nominal value each as follows:

•	15,228 issued shares from the exercise of stock options;

•	214,046 shares issued under the 1998 International Employee Stock Purchase Plan; and

•	1,631 shares issued under the French Employee Savings Plan.

To the best knowledge of ILOG, as of September 30, 2003, shareholders owning more than 5% of the issued share capital was: INRIA which owned 1,337,250 shares (7.7%).

The company does not hold any of its own shares.

8.	Board of Directors and other legal representatives (“mandataires sociaux”)

The following list sets forth the Directors’ names, ages and appointments within the group and at other companies as of September 30, 2003:

•	Pierre Haren, 50, Chairman and Chief Executive Officer of ILOG S.A. (France) and of ILOG, Inc., Director of ILOG S.A. (Spain), ILOG Ltd. (Japan), ILOG GmbH, IPSOS S.A., Ecole Nationale des Ponts et Chaussées, Fondation de l’Ecole Polytechnique and MiddleNext, a scientific advisor to the President of INRIA, a member of the Académie des Technologies and a member of the International Council of the Belfer Center of the Kennedy School of Government at Harvard University.

•	Michel Alard, 49, Director of ILOG S.A., Director and Chairman of the Board of Directors of Wavecom S.A.

•	Marie-Claude Bernal, 56, Director of ILOG S.A., Director and President of the Supervisory Board of Esker S.A.

•	Pascal Brandys, 44, Director of ILOG S.A., Director and President of Biobank and Director of Ceres Inc. and several private biotechnology companies.

•	Marc Fourrier, 49, Director of ILOG S.A., Director and President of Delphis, and Director of Wavecom S.A., Highdeal S.A., a privately held French company and Kiala, a privately held Belgian company and as representative of Delphis, Dexem, a privately held French company.

•	Richard Liebhaber, 68, Director of ILOG S.A., Director of JDS Uniphase, ECI Telecommunications and Avici Systems.

•	Todd Lowe, 47, Director of ILOG S.A. and ILOG, Inc.. He was an ILOG executive officer until April 2002.

•	Thomas Weatherford, 57, Director of ILOG S.A., Director of Saba Software, Inc., Synplicity, Inc. and a number of private software companies.

•	Bounthara Ing, 40, Directeur Général Délégué and Chief Operating Officer of ILOG S.A. and of ILOG, Inc., Director of ILOG Ltd (Japan), of ILOG (S) (Pte) Ltd and of ILOG, Inc.

In accordance with French law only shareholders may determine directors fees paid to the Board of Directors, which for 2003 was authorized for up to €100,000 by the Company’s General Shareholders Meeting on December 17, 2002. The Board of Directors then has full and discretionary authority to decide the allocation of the Directors’ fees authorized by the shareholders. Pursuant to such authorization €99,000 has been paid to the non-executive Directors of the Company for fiscal year 2003 for their attendance at Board Meetings and meetings of the Governance and Nominating, the Audit and Compensation Committees.

Directors compensation for 2003 was as follows:

		Warrants granted
	Fees	Number of Underlying Shares	Exercise Price per Share	Expiration
Michel Alard	€10,000	8,000	€8.00	June 17, 2008
Marie-Claude Bernal	€26,000	8,000	€8.00	June 17, 2008
Pascal Brandys	€8,000	8,000	€8.00	June 17, 2008
Marc Fourrier	€15,000	8,000	€8.00	June 17, 2008
Richard Liebhaber	€19,000	8,000	€8.00	June 17, 2008
Todd Lowe	€14,000	8,000	€8.00	June 17, 2008
Thomas Weatherford	€7,000	8,000	€8.00	June 17, 2008

	€99,000	56,000

The above non-executive directors have not received any other remuneration or benefits from the Company and its subsidiaries during fiscal year 2003.

Mr. Haren, in his capacity as an executive officer of the Company or its subsidiaries, received in 2003 €216,000 (including a car and unemployment insurance benefits) paid by ILOG S.A. (France) in compensation and benefits from the Company and its subsidiaries.

Mr. Bounthara Ing, in his capacity as an executive officer of the Company or its subsidiaries, received in 2003 €325,000 (including expatriate and medical insurance benefits) paid by ILOG, Inc. in compensation and benefits from the Company and its subsidiaries.

9.	Employees

The total number of ILOG employees worldwide, as of September 30, 2003 was:

	2003	2002	2001
Europe	368	375	359
North America	175	169	168
Asia	59	58	59

Total	602	602	586

The Company has never experienced a strike and believes that its relationships with its employees are good. The future success of the Company depends in large part on its ability to attract and retain highly skilled technical, sales and managerial personnel. Competition for such personnel in the software industry is intense, particularly with respect to technical personnel with expertise in object oriented technology, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

There are monthly meetings between the délégués de personnel and management covering employment matters and the financial situation of the Company. In accordance with the Code du Travail there are two employee representatives who are allowed to attend Board meetings, but they do not have voting rights.

The PEE (Plan d’Epargne Entreprise) and the ESPP (Employee Stock Purchase Plan), for French employees and non-French ILOG employees respectively, allow employees to buy the Company’s shares at a discount and encourages employees to be ILOG shareholders. ILOG, since it was founded, also has stock option plans for all employees.

9.1.	Information concerning French employees:

As of September 30, 2003, in France, we had 255 (265 on June 30, 2003) employees located in Gentilly, a suburb of Paris and 49 (52 on June 30, 2003) in Sophia-Antipolis, in the south of France. 43% are in sales and marketing, 19% are in consulting and customer support, 25% are in research and development and 13% are in finance and administration, with 28% being women in all sectors. Over 90% of the employees are “cadres” and nearly all of them are on a contract (CDI).

ILOG in 2000 implemented the 35 hour work-week on the basis of two employee categories which was validated by the Direction Départementale du Travail et de l’Emploi. Overtime payments for non-cadre employees are minimal. We occasionally contract-in staff through temporary employment agencies to cover non-cadre positions during vacations or in case of illness.

ILOG, in fiscal 2003, hired 40 employees, mainly in research and development, support, and information systems. There were 19 departures: 7 were dismissed on serious grounds “cause réelle et sérieuse”, 7 resigned, 3 did not finish their probationary period and 2 were transferred to the U.S. Our turnover rate has always been relatively low.

Employment contracts with all of our employees in France are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. Our human resources department has made compensation comparisons over the last 2 years, and an employee classification by job code is available. Our human resources practices include the career planning of our employees. The average salary increase last year for employees in France was 5%. There is no discrimination in pay between men and women. ILOG has always strived to maintain a good team work spirit; working conditions are good and in France have been inspected and approved by the Médecine du travail.

Our results and strategy are presented and discussed at quarterly “all hands” meetings of all employees. Company sponsored social activities are regular and well attended.

Training has always been part of our culture; it involves technical training on ILOG products among the various teams; management and communication training; technical training on market development, and language training. Training costs represents 3.5% of our total salaries paid.

9.2	Environment protection

Our products are shipped on CD-ROM or distributed electronically. As a software company, our production has no consequence on the environment in France or worldwide. We comply with all the regulations concerning our offices buildings (which in France are IS0 9000 compliant and for which we have annual inspections and reports on electric facilities -APAVE, asbestos, insect infestation, “Document unique d’évaluation des risques”, etc…) and we have maintenance contracts for our office buildings, in France and worldwide. ILOG is strongly aware of its responsibility to the community and has always been an active citizen of Gentilly, attending regularly the meetings organized by the town representatives.

For further information on ILOG, please refer to our Document de référence and/or our Form 20-F as filed with the “Commission des opérations de bourse” and the Securities and Exchange Commission, which are also available on the web at http://www.ilog.com/corporate/investor/.

Decisions to be taken by the Ordinary General Meeting

1.	Allocation of earnings

We propose that the unconsolidated loss of ILOG S.A. for the financial year ended June 30, 2003, of €1,365,959 be carried forward in the retained earnings account which after allocation is a deficit of €39,531,124.

Pursuant to legal provisions, you are advised that no dividend has been declared or distributed in respect of the three previous fiscal years.

2.	Agreements referred to in Article L. 225-38 of the French Code of Commerce

You will review the special report of the Statutory Auditors on the agreements referred to in Articles L. 225-38 and seq. of the French Code of Commerce. The two loans to ILOG Japan have been paid. The agreement between the Company and its Directors and Officers with regard to the insurance policy over their liability exposure was ratified by the Board.

3.	Directors’ fees for the current and future fiscal years

The December 17, 2002 shareholders’ meeting had authorized Directors fees for the year ended June 30, 2003 up to an overall maximum of €100,000. The Board used this authorization and has paid a total amount of €99,000 to the non-executive Directors. The Board expects that the number of Board and Committee meetings will increase due to the new regulations coming from the Sarbanes-Oxley Act and the recommendations from the Vienot/Bouton reports. We propose that you renew and increase your authorization for up to an overall maximum of €300,000 for Directors’ fees which may be paid for the current fiscal year and for each future fiscal year until you decide otherwise.

4-7.	Renewal of the terms of office of four directors

We advise you that the terms of office as Directors of Messrs. Michel Alard, Pascal Brandys, Richard Liebhaber and Todd Lowe shall expire at the close of this Shareholders’ Meeting.

Therefore, we propose that you renew their terms of office for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the annual French statutory accounts for the fiscal year ending June 30, 2006.

8.	Authorization to the Board to repurchase Company’s shares

Under French Company Law, the Company may, directly or through an intermediary acting on its behalf, acquire the Company’s shares.

On December 17, 2002, the shareholders authorized the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital.

The authorization to repurchase the Company’s shares of December 17, 2002 shall expire at the close of the present meeting. We advise you that we have not used such authorization and that we do not hold any of our own shares as of the date of this report.

We propose that you renew such program and authorize the Board, pursuant to Articles L. 225-209 and seq. of the French Code of Commerce, to purchase the Company’s own shares up to 10% of the outstanding share capital existing at the date of the General Shareholders’ Meeting, for a period expiring at the close of the Ordinary Shareholders’ Meeting called to approve the accounts for the fiscal year ending June 30, 2004.

The shares may be purchased, following a resolution of the Board of Directors to:

•	provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

•	make sales and purchases in compliance with applicable regulations, depending on market conditions;

•	stabilize the market price of ILOG shares, in compliance with applicable regulations, by buying and selling to compensate market trends;

•	implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates, pursuant to applicable laws, for example, through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne Entreprise);

•	keep such repurchased shares in treasury; and/or

•	cancel such repurchased shares, subject to the passing of a resolution by the Shareholders’ Meeting.

The shares may be purchased, sold, transferred or exchanged by any means, such as, open market or negotiated transactions, through derivative securities (such as options, warrants, etc.), except purchase of call options, and at any time, in compliance with applicable regulations.

The part of the program, which may be done through block trades, is not limited.

We propose that you set the maximum purchase price and the minimum resale price per share at €25 and €3, respectively. We also propose that you limit the funds used to implement such share repurchase program to €15 million.

Decisions to be taken by the Extraordinary General Meeting

9.	Authorization to the Board to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period

If you approve the above share repurchase program, we also propose that you authorize your Board to reduce the Company’s share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to a share repurchase program.

Such authorization would remain valid until the close of the Ordinary Shareholders’ Meeting called to approve the accounts for the fiscal year ending June 30, 2004.

10.	Financial authorizations

We remind you that, on December 17, 2002, you granted full powers to the Board, for a period of twenty-six months, to increase the share capital by issuance of securities giving rights, either immediately or at a later date, to subscribe to the Company’s shares, with or without preferential subscription rights of shareholders or by way of capitalization of provisions, including during a public tender or exchange offer for the Company’s shares, up to a nominal value of €5,000,000 of which €2,500,000 may be used without preferential subscription rights.

We further remind you that the authorization to the Board to use such delegations during a public tender or exchange offer for the Company’s shares was valid until the close of the Shareholders’ Meeting called to approve the accounts for the fiscal year ended June 30, 2003.

We therefore propose, in accordance with the provisions of Article L. 225-129 IV of the French Code of Commerce, to renew, within the conditions set forth by the Extraordinary Shareholders’ Meeting held on

December 17, 2002 under its twelfth to fourteenth resolutions and until the close of the Shareholders’ Meeting called to approve the accounts for the fiscal year ended June 30, 2004, the delegations of powers granted to the Board to use the above mentioned authorizations to increase the Company’s share capital, with or without preferential subscription rights of shareholders or by way of capitalization of provisions, by issuance of securities giving rights, either immediately or at a later date, to subscribe Company’s shares, during a public tender or exchange offer for the Company’s shares.

11.	Authorization to the Board to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares for issuance to non-executive Directors

We remind you that since 1999, warrants have been issued to non-executive Directors. We further remind you that the latest authorization granted by the Extraordinary Meeting of Shareholders held on December 17, 2002 authorized the issuance of warrants to subscribe for new shares in the Company, up to a maximum of 56,000 shares, to the non-executive Directors, each of them being entitled to subscribe for up to 8,000 shares. At a meeting held on June 18, 2003, the Board decided to issue such warrants authorized by the Shareholders.

We believe it advisable to continue this policy of issuing warrants considering the growing importance of corporate governance and the responsibilities conferred to the Board of Directors. We would like to issue warrants for 8,000 shares per year to each non-executive Director.

In the context of such proposal to issue new warrants, we have requested the appointment by the Courts of an independent auditor (i.e. a “Commissaire aux avantages particuliers”) who will consider in a specific report, the nature and consequences, if any, on the situation of the shareholders, of the “special advantages” granted to the beneficiaries of the waiver of the preferential subscription right to the warrants.

We propose that you authorize an increase of share capital by a maximum nominal value of €34,160, in one or more issues, by the issuance of warrants to subscribe for a maximum of 56,000 shares of €0.61 nominal value each, reserved for issuance to seven non-executive Directors entitled to 8,000 shares each; it being specified that this amount does not take into account the adjustments regarding the preservation of such holders’ rights.

We propose that you waive the preferential subscription rights of the shareholders to the warrants and reserve the right to subscribe for such warrants to Mr. Michel Alard, Mr. Pascal Brandys, Mr. Richard Liebhaber, Mr. Todd Lowe (subject to the renewal of their term of office as Directors by this Shareholders’ Meeting), Ms. Marie-Claude Bernal, Mr. Marc Fourrier, and Mr. Thomas Weatherford in the amounts mentioned above.

The issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Such authorization shall remain valid for a period of one year from the date of this Shareholders’ Meeting.

The amount receivable by the Company for each share issued upon the exercise of the warrants, after taking into account the issue price of these warrants, would be either (i) the average trading closing price as quoted on the Nouveau Marché of Euronext Paris during the ten days preceding the General Shareholders’ Meeting, or (ii) the closing price for a share on the Nouveau Marché of Euronext Paris on the trading day preceding the Shareholders’ Meeting, whichever is the highest. Each warrant shall be issued at a price equal to 5% of the highest of the two following amounts which could be either (i) the average trading closing price as quoted in the Nouveau Marché of Euronext Paris during the ten days preceding the Shareholders’ Meeting or (ii) the closing price for a share on the Nouveau Marché of Euronext Paris on the trading day preceding the Shareholders’ Meeting. Each warrant shall give the right to subscribe for one share, nominal value €0.61 at the price determined above.

The warrants have to be subscribed within three months from the date of grant, the subscription payment would have to be made when the subscription is completed.

The warrants are exercisable in whole or in part, at any time. In any event, the warrants would have to be exercised within a period of five years from the date of their issuance.

Moreover, the beneficiaries, at the time of the subscription agree not to transfer these warrants to a third party.

If you resolve to approve the “special advantages” granted to the beneficiaries of the waiver of the preferential subscription right to the warrants and to authorize the issuance of such warrants, we propose that you grant to the Board of Directors full powers, including the right to delegate such powers to the Chairman of the Board, to implement this authorization, including:

•	To determine the dates, terms and conditions of such issuance or issuances;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and, in particular, Article 6 of the Company’s by-laws in accordance with Article 55 of the Decree of March 23, 1967 in order to indicate the beneficiaries of the “special advantages” and the nature or such advantages and more generally, to take all necessary measures.

In order to comply with the law, you will find set forth an indication of the dilutive effect which would result from the issuance of the 56,000 shares mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.996803%, i.e. a decrease of 0.003197%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was € 0.022028 at September 30, 2003, would change to €0.022256 per share, after taking into account the issuance of the 56,000 new shares of €0.61 each, according to the closing price of ILOG’s share on the Nouveau Marché of Euronext Paris S.A. on September 30, 2003, i.e. €9.35.

At the meeting, you will hear the special report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information provided.

12.	Authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to the non-executive members of the Technical Advisory Board

We remind you that since fiscal 2000, warrants were reserved for issuance to non-executive members of the Technical Advisory Board. We further remind you that the last authorization granted by the Extraordinary Meeting of Shareholders held on December 17, 2002 authorized the issuance of warrants to subscribe for shares in the Company, up to a maximum of 20,000 shares, to the non-executive members of the Technical Advisory Board, each of them being entitled to subscribe for up to 4,000 shares each. At a meeting held on February 26, 2003, the Board decided to issue such warrants authorized by the Shareholders.

Due to the importance for ILOG to benefit from the contribution of such experts, we consider it to be in the Company’s interest to issue warrants to subscribe for shares in the Company to the non-executive members of the Technical Advisory Board.

In the context of such proposal to issue new warrants, we have requested the appointment by the Courts of an independent auditor (i.e. a “Commissaire aux avantages particuliers”) who will consider in a specific report, the nature and consequences, if any, on the situation of the shareholders, of the “special advantages” granted to the beneficiaries of the waiver of the preferential subscription right to the warrants.

We propose that you authorize an increase of share capital by a maximum nominal value of €12,200, in one or more issues, by the issuance of warrants for up to 20,000 ILOG shares of €0.61 nominal value each; it being specified that this amount does not take into account the adjustments regarding the preservation of such holders’ rights. We also propose that you waive your preferential subscription rights to the warrants and reserve the right to subscribe for such warrants to: Messrs. Eugene Freuder, Martin Grötschel, Gilles Kahn, Ora Lassila and Ben Shneiderman, each of them being entitled up to 4,000 shares each.

The issuance of the warrants entails the formal waiver by shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Such authorization shall remain valid for a period of one year from the date of this Shareholders’ Meeting.

The amount receivable by the Company for each share issued upon the exercise of the warrants, after taking into account the issue price of these warrants, would be either (i) the average trading closing price as quoted on the Nouveau Marché of Euronext Paris S.A. during the ten days preceding this General Shareholders’ Meeting, or (ii) the closing price for a share on the Nouveau Marché on the trading day preceding this Shareholders’ Meeting, whichever is the highest. Each warrant shall be issued at a price of €0.01 and shall give the right to subscribe for one share, nominal value €0.61 at the price determined above.

The warrants have to be subscribed within three weeks from the date of grant, the subscription payment would have to be made when the subscription is completed.

The warrants are exercisable in whole or in part, at any time. In any event, the warrants have to be exercised within a period of five years from their date of issuance.

Moreover, the beneficiaries, at the time of the subscription would agree not to transfer these warrants to a third party.

If you resolve to approve the “special advantages” granted to the beneficiaries of the waiver of the preferential subscription right to the warrants and to authorize the issuance of such warrants, we propose that you grant to the Board of Directors full powers, including the right to delegate such powers to the Chairman, to implement this authorization, including:

•	To determine the dates, terms and conditions of such issuance or issuances;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and, in particular, Article 6 of the Company’s by-laws in accordance with Article 55 of the Decree of March 23, 1967 in order to indicate the beneficiaries of the “special advantages” and the nature or such advantages and more generally, to take all necessary measures.

In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the issuance of the 20,000 shares mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.998859%, i.e. a decrease of 0.001141%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was € 0.022256 at September 30, 2003, would change to €0.022337 per share, after taking into account the issuance of the 20,000 new shares of €0.61 each, according to the closing price of ILOG’s share on the Nouveau Marché of Euronext Paris S.A. on September 30, 2003, i.e. €9.35.

At the meeting, you will hear the special report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

13.	Limitation of the authorization to increase share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued

On December 17, 2002, the Shareholders authorized under the 20th resolution a capital increase by issuance of a maximum of 400,000 shares under the 1998 International Employee Stock Purchase Plan (the “International Plan”), in one or more issuances, until December 16, 2004.

Pursuant to such authorization, a first capital increase of 121,319 shares has been carried out on February 1, 2003, followed by a second capital increase of 96,992 shares on August 1, 2003. To date, 218,311 shares of €0.61nominal value each, fully paid up, out of the 400,000 shares authorized have been issued.

We propose that you resolve (i) to limit the amount of the capital increase authorized to the increases effectively realized, that is to say an aggregate share capital increase of an amount of €133,169.71 by issuance of 218,311 shares of €0.61 nominal value each and (ii) to invalidate for the future the authorization granted on December 17, 2002 under the 20th resolution.

14.	Increase of the share capital up to a nominal value of €244,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance under the 1998 International Employee Stock Purchase Plan

In order to allow the continuance of the International Plan, we propose that you resolve that the share capital may be increased, as necessary, by a maximum nominal value of €244,000 by the issuance of shares or other securities under the International Employee Stock Purchase Plan.

The subscription to these shares or other securities giving access to the share capital of the Company would be reserved to the ILOG S.A. Employee Benefits Trust, acting on behalf of the employees of the group. We propose therefore that you waive the preferential subscription right granted to shareholders pursuant to Article L. 225-132 of the French Code of Commerce and to reserve the subscription to ILOG S.A. Employee Benefits Trust.

The increase of the share capital could be resolved during a period of two years as from the date of this shareholders’ meeting.

The new shares, which will be subject to all provisions of the by-laws, will be combined with the shares previously issued and will entitle the holder thereof to the rights attached to a share as from the first day of the financial year on which the capital increase is finalized.

The issue price of these shares would be determined by the Board, with the right to delegate full powers to the Chairman of the Board, in compliance with the following provisions:

(i)	as long as the shares of the Company remain listed on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company would be listed), the issue price of one share should be equal to eighty five percent (85%) of the lowest closing price for such share as quoted on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company would be listed) on the first or last trading day of the offering period whichever is lower, as reported in La Tribune or such other source the Board deems reliable; and

(ii)	if the shares of the Company ceased to be admitted to listing on a French regulated market as mentioned in paragraph (i) above, the issue price of one share should be equal to eighty five percent (85%) of the lowest fair market value of a share on the first and last day of an offering period as determined in good faith by the Board, it being specified that the fair market value would be equal to the price per share at the time of the last operation involving the Company’s share capital, save when the Board, acting reasonably, would decide otherwise, and within the limits authorized by the laws in force at such time.

The offering periods will be for a duration of six months from February 1 to July 31 and from August 1 to January 31 each year, as provided in the Plan.

Furthermore, we propose that you grant the necessary powers to the Board of Directors including the right to delegate the Chairman of the Board as provided by law, to:

•	issue shares or other securities on one or more occasions, up to €244,000, to fix the periods and the conditions of subscription and the definitive conditions of the issue, within the limits laid down by the shareholders meeting and by the Plan;

•	set forth the means of payment of the new shares or other securities and collect the subscriptions for the new shares or other securities and the payments related thereto;

•	proceed to the anticipated closing date of the subscription or to the extension of its deadline, if applicable;

•	charge costs, including issuance costs, against issuance premiums;

•	carry out all acts and formalities with a view to finalizing the share capital increase, and listing of those shares or other securities on the Nouveau Marché of Euronext Paris S.A. (or such other regulated market on which the shares of the Company are listed); and

•	amend the by-laws as a result of the share capital increase and, in general, to take all necessary steps in that respect.

In order to comply with the law, you will find set forth below the dilutive effect which would result from the capital increase mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.977698%, i.e. a decrease of 0.022302%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was €0.022337 on September 30, 2003, would change to €0.023925 per share, after taking into account the issuance of 400,000 new shares of €0.61 each, according to the price of an ILOG share on September 30, 2003, i.e. €9.35.

At the meeting, you will hear the report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

15.	Limitation of the authorization to increase share capital under the French Employee Savings Plan to the amount of the capital increase already realized or decided

On December 17, 2002, the Shareholders authorized under the 22nd resolution a capital increase by issuance of a maximum of 600,000 shares under the 1998 French Employee Savings Plan on one or more occasion, until December 16, 2004.

Pursuant to such authorization, capital increases of 608 shares on April 30, 2003, and of 437,059 shares on July 31, 2003 have been carried out. To date, the issuance of 437,667 shares of €0.61 nominal value each, fully paid up, out of the 600,000 shares authorized has been carried out. In addition, a maximum of 162,333 shares under the French Employee Savings Plan may be issued on December 1, 2003. The final amount of shares issued under the Plan will be available at the time of the Annual Meeting of Shareholders.

We propose that you resolve (i) to limit the amount of the capital increase authorized to the increases effectively realized that is to say (a) the aggregate share capital increase effectively realized as of September 30, 2003, of 437,667 shares and (b) the number of shares effectively subscribed and to be issued on, pursuant to the Chairman’s decision of July 28, 2003, and (ii) to invalidate for the future the authorization granted on December 17, 2002, under the 22nd resolution, for the amount not used at the date of this Meeting by the Chairman upon delegation of the Board of Directors.

16.	Increase of share capital up to a nominal value of €366,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance to the benefit of participants to the French Employee Savings Plan

In order to allow the continuance of the French Employee Savings Plan and to conform with the provisions of Article L. 225-129 VII of the French Code of Commerce (which requires the submission to any shareholders meeting called to approve one or more capital increase, of a draft resolution to approve a capital increase under the French Employee Savings Plan (Plan d’Epargne Entreprise)), we propose that you decide a share capital increase of a maximum nominal amount of €366,000 by the issuance of shares or other securities giving access to the share capital of the Company, the subscription of which would be reserved to the employees participating to the French Employee Savings Plan.

It will thus be proposed to you to waive your preferential right to subscribe for the new shares to the benefit of the employees.

We propose that you delegate to the Board the powers to decide upon the issue and subscription of the shares, in accordance with the terms and conditions set by law and regulations applicable to company savings plans, in particular Article L. 443-1 and seq. of the French Labor Code. This shareholders’ authorization would be granted for a period of two years as from the date of this Shareholders’ Meeting.

The issue price of one share will be determined by the Board, with the right to delegate to the Chairman as provided by law, on the basis of the following:

(i)	should the shares of the Company be listed on a French regulated market (marché réglementé), the discount that will be offered is set to 20% calculated on the basis of the average of the first quoted prices of the shares on the said French regulated market during the twenty trading days preceding the day of the decision of the Board of Directors or as the case may be, its Chairman upon delegation by the Board, fixing the opening date of the subscription period and as reported in La Tribune or such other source the Board deems reliable. However, the Shareholders expressly authorize the Board to reduce the above mentioned discount and limit it to 15% of the share quoted price at the date of the decision fixing the opening of the subscription period, in order to take into account, inter alia, the specificity of local laws or regulations in the legal, accounting, tax or labor areas. In addition, the Board may substitute all or part of such discount by the grant of shares or other security giving access to the share capital of the Company.

(ii)	in the absence of an established marked quotation mentioned in paragraph (i) above, the issue price of one share will be determined by the Board according to the provisions of the third paragraph of Article L. 443-5 of the Labor Code.

There would be two offering periods from February 1 to May 15 and from July 1 to November 15 each year, as provided in the revised Plan.

Finally, it will be proposed to you to give the Board of Directors all powers, including the right to delegate the Chairman of the Board as provided by law, to implement the present resolution, to determine the date and the terms, and the issuance and the payment of the new shares or other securities issued under the present resolution, to carry out, directly or by proxy, all acts and formalities for finalizing the share capital increase and require the admission for listing of the issued shares or other securities on the Nouveau Marché of Euronext Paris S.A (or such other regulated market on which shares of the Company are listed), to amend the by-laws as a result of the capital increase, charge costs including issuance costs, against premiums as well as withhold from such amount the sums necessary to bring the legal reserve to 10% of the new share capital following such increase and, in general, to take any necessary steps in that respect.

In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the capital increase mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.967630%, i.e. a decrease of 0.032370%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was €0.023925 on September 30, 2003, would change to €0.026177 per share, after taking into account the issuance of the 600,000 new shares of €0.61 each, according to the price of ILOG’ s share on September 30, 2003, i.e. €9.35.

At the meeting, you will hear the report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

Thank you for your confidence in your Board for all decisions to be taken concerning the means for completing these operations that we have laid before you. It is in the light of the above that we ask you to approve the resolutions, the text of which has been submitted to you by your Board.

The Board of Directors

ILOG

Société anonyme with a share capital of Euros 10,650,343.19

Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex

Register of Commerce and Companies of Créteil B 340 852 458

SPECIAL REPORT OF THE BOARD OF DIRECTORS TO THE ORDINARY ANNUAL

SHAREHOLDERS’ MEETING OF DECEMBER 16, 2003

Ladies and Gentlemen,

Within the context of our ordinary Shareholders’ Meeting and the provisions of Article L. 225-184 of the French Code of Commerce, we hereby disclose the stock options transactions in accordance with the provisions of Articles L. 225-177 to L. 225-186 of the French Code of Commerce relating to stock options.

During the fiscal year ended June 30, 2003, the Company granted options over 21,300 shares, as follows:

Plan	Date of grant	Number of shares	Exercise price per share (in euros)	Expiration date
1998	September 23, 2002	21,300	2.92	September 22, 2012

During this same fiscal year, a total of 15,228 shares were issued from the exercise of stock options as follows:

	Date of grant	Number of shares	Exercise price per share (in euros)
Plan 1996	July 29, 1996	1,380	4.88
	April 30, 1997	3,000	3.81
	July 23, 1997	598	5.34
	August 20, 1997	7,500	5.62
Plan 1998	October 21, 1998	1,500	6.72
	Octobre 20, 1999	1,250	6.70

Information regarding the grants, the exercise of options and the exercise price by the Directors of the Company and employees receiving the greatest number of options is provided in this special report pursuant to the provisions of Article L. 225-184 of the French Code of Commerce as follows:

1.    During the fiscal year ended June 30, 2003, no stock options were granted to the Directors of the Company by the Company or by any of its subsidiaries.

2.    During the fiscal year ended June 30, 2003, no shares were issued to Directors from the exercise of options.

3.    During the fiscal year ended June 30, 2003, the Company granted stock options giving right to subscribe to 15,800 shares to the following ten employees not mandataires sociaux who received the greatest number of options among all employees during the fiscal year:

Name	Number of options granted		Exercise price per share (in euros)	Expiration date
	Total	Date of grant
1. Vinu Krishnamurthy	5,000	September 23, 2002	2.92	September 22, 2012
2. Thomas Bousonville	1,500	September 23, 2002	2.92	September 22, 2012
3. Alain Rais	1,500	September 23, 2002	2.92	September 22, 2012
4. Peng Joey Hou	1,200	September 23, 2002	2.92	September 22, 2012
5. Victor Yeung Hong	1,200	September 23, 2002	2.92	September 22, 2012
6. Marius Raicu	1,200	September 23, 2002	2.92	September 22, 2012
7. Catherine Chat	1,200	September 23, 2002	2.92	September 22, 2012
8. Rui Lily Deng	1,000	September 23, 2002	2.92	September 22, 2012
9. Onkar Singh	1,000	September 23, 2002	2.92	September 22, 2012
10. Sana Ghariani	1,000	September 23, 2002	2.92	September 22, 2012

4.    During the fiscal year ended June 30, 2003, five employees not mandataires sociaux exercised options for a total of 15,228 shares as follows:

Name	Number of shares exercised		Exercise price per share (in euros)
	Total	Date of grant
1. Richard Guy	10,250	7,500 – August 20, 1997 1,500 – October 21, 1998 1,250 – October 20, 1999	5.62 6.72 6.70
2. Jean-François Puget	3,000	3,000 – April 30, 1997	3.81
3. Timothy Ch. Derrick	1,598	1,000 – July 29, 1996 598 – July 23, 1997	4.88 5.34
4. Eric Nespoulous	350	350 – July 29, 1996	4.88
5. Sandrine Bouitier	30	30 – July 29, 1996	4.88

The Board of Directors

ILOG

Société anonyme with a share capital of Euros 10,650,343.19

Registered office: 9, rue de Verdun, BP 85, 94253 Gentilly Cedex

Register of Commerce and Companies of Créteil 340 852 458

COMBINED GENERAL MEETING OF SHAREHOLDERS OF DECEMBER 16, 2003

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

FIRST RESOLUTION

Approval of the French Statutory accounts for the fiscal year ended June 30, 2003

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2003 and the report of the Statutory Auditors on the performance of their duties during such fiscal year,

Approves the French statutory accounts for the fiscal year ended June 30, 2003, as presented, as well as the transactions reflected in these financial statements or summarized in these reports,

Acknowledges, pursuant to the provisions of Article 223 quarter and 223 quinquies of the French Tax Code, that no non-tax deductible expenses referred to in Articles 39-4 and 39-5 of the French Tax Code, were incurred during the fiscal year ended June 30, 2003.

SECOND RESOLUTION

Approval of the consolidated accounts for the fiscal year ended June 30, 2003

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2003 and the report of the Statutory Auditors on the performance of their duties during such fiscal year,

Approves the consolidated accounts for the fiscal year ended June 30, 2003, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

THIRD RESOLUTION

Allocation of earnings for the fiscal year ended June 30, 2003

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having noted that the unconsolidated loss of ILOG S.A. for the fiscal year ended June 30, 2003 was €1,365,959.

Resolves to allocate such loss to the retained earnings’ account, bringing such account to €39,531,124 after such allocation,

Pursuant to French law, the Shareholders’ Meeting noted that no dividends were paid for the last three financial years.

FOURTH RESOLUTION

Approval of the agreements provided for in Articles L. 225-38 and seq. of the French Code of Commerce

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the special report of the Statutory Auditors on the agreements governed by Articles L. 225-38 and seq. of the French Code of Commerce,

Approves the continuation of agreements entered into during previous fiscal years and which were still in effect during the fiscal year ended June 30, 2003, as described in the special report of the Statutory Auditors.

FIFTH RESOLUTION

Directors’ fees for the current and future fiscal years

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

Resolves that the overall amount of authorized directors’ fees to be allocated to the directors for the current fiscal year and for each future fiscal year is €300,000 until Shareholders resolve otherwise,

Grants the Board of Directors full powers to allocate, in whole or in part, such Directors’ fees, and to set the conditions of such allocation.

SIXTH RESOLUTION

Renewal of the term of office of a Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

After having noted that the term of office as Director of Mr. Michel Alard shall expire at the close of the current ordinary meeting,

Renews the term of office as Director of Mr. Michel Alard for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2006.

SEVENTH RESOLUTION

Renewal of the term of office of a Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

After having noted that the term of office as Director of Mr. Pascal Brandys shall expire at the close of the current ordinary meeting,

Renews the term of office as Director of Mr. Pascal Brandys for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2006.

EIGHTH RESOLUTION

Renewal of the term of office of a Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

After having noted that the term of office as Director of Mr. Richard Liebhaber shall expire at the close of the current ordinary meeting,

Renews the term of office as Director of Mr. Richard Liebhaber for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2006.

NINTH RESOLUTION

Renewal of the term of office of a Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

After having noted that the term of office as Director of Mr. Todd Lowe shall expire at the close of the current ordinary meeting,

Renews the term of office as Director of Mr. Todd Lowe for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2006.

TENTH RESOLUTION

Authorization to the Board to repurchase the Company’s shares

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors and reviewed the “note d’information” approved by the Commission des Opérations de Bourse,

Authorizes the Board of Directors, pursuant to the provisions of Articles L. 225-209 and seq. of the French Code of Commerce, to purchase the Company’s shares up to 10% of the Company’s share capital existing at the date of the General Shareholders’ Meeting. The shares may be purchased, upon a decision of the Board of Directors, for any purpose and notably, in decreasing order of priority, with a view to:

•	provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

•	make sales and purchases in compliance with applicable regulations, depending on market conditions;

•	stabilize the market price of ILOG shares, in compliance with applicable regulations, by buying and selling to compensate market trends;

•	implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws for example, through profit-sharing, the award of stock options, or through a corporate pension fund;

•	keep such repurchased shares in treasury; and

•	cancel such repurchased shares, subject to the approval of a dedicated resolution by the shareholders’ meeting.

The shares may be purchased, sold, transferred or exchanged by any means, such as, open market or negotiated transactions, or through derivative securities (such as options, warrants…), except purchase of call options, and at any time, in compliance with applicable regulations. The part of the program, which may be done through block trades, is not limited.

The Shareholders’ Meeting hereby sets the maximum purchase price and the minimum resale price per share at €25 and €3, respectively. However, in the event of a stock split or a reverse stock split, the Board shall be authorized to adjust purchase price and resale price mentioned above in order to take into account the incidence of such transactions on the share value.

The funds used to implement such share purchase program shall not exceed €15 million.

The term of this authorization shall expire at the Shareholders’ Meeting called to approve financial statements for the fiscal year ending June 30, 2004, and, in any case, within a maximum of 18 months following this meeting. This authorization shall be used including during a tender or exchange offer within the limits set forth by applicable regulations.

This authorization terminates and replaces the authorization given in the ninth resolution of the Combined General Meeting of Shareholders, held on December 17, 2002.

The Shareholders’ Meeting grants full powers to the Board of Directors, which include the right to delegate these powers in compliance with applicable laws, to enter into stock market or open market transactions, to conclude agreements for the maintenance of registers of the purchase and sale of shares, to report to the Commission des Opérations de Bourse, the Conseil des Marchés Financiers and other regulatory agencies, to carry out any other formalities, and, generally to do whatever is necessary to implement this resolution.

The Board of Directors shall inform the Shareholders’ Meeting of the transactions carried out by implementation of the present authorization.

ELEVENTH RESOLUTION

Authorization to the Board to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors’ report and the special report of the Statutory Auditors,

Authorizes the Board to reduce the Company’s share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to a share repurchase program,

Authorizes the Board to charge the difference between the repurchase value of the cancelled shares and their nominal value against any available issuance premiums and reserves,

Grants the Board of Directors full powers to set the terms and conditions of such cancellation or cancellations and modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid until the close of the Ordinary Shareholders’ Meeting to be called to approve the accounts for the fiscal year ending June 30, 2004.

TWELFTH RESOLUTION

Authorization to the Board to increase the share capital during a public tender or exchange offer for the Company’s shares

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors’ report,

Resolves to renew, within the conditions set forth by the Extraordinary Shareholders’ Meeting held on December 17, 2002 under its twelfth to fourteenth resolution, the delegations of powers granted to the Board to increase the Company’s share capital, with or without preferential subscription rights of shareholders or by way of capitalization of provisions, by issuance of securities giving rights, either immediately or at a later date, to subscribe Company’s shares, during a public tender or exchange offer for the Company’s shares, up to a nominal value of 5,000,000 euros of which 2,500,000 may be used without preferential subscription rights.

Such authorization shall remain valid until the close of the Shareholders’ Meeting called to approve the accounts for the fiscal year ended June 30, 2004.

THIRTEENTH RESOLUTION

Authorization to the Board to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report, the Statutory Auditors’ Special Report and the independent auditors’ Report on the “special advantages”,

Resolves to increase the share capital by a maximum nominal value of €34,160, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 56,000 shares of €0.61 nominal value each; it being specified that this amount does not take into account the adjustments regarding the preservation of such holders’ rights,

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to issue warrants to seven non-executive Directors in the following amounts:

•	Marie-Claude Bernal, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Michel Alard, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Pascal Brandys, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Marc Fourrier, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Richard Liebhaber, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Todd Lowe, for a maximum of 8,000 shares of €0.61 nominal value each, and

•	Thomas Weatherford, for a maximum of 8,000 shares of €0.61 nominal value each.

Resolves that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants,

Resolves to approve the “special advantages” granted to the beneficiaries of the waiver of the preferential subscription right to the warrants,

Resolves that the warrants shall be exercisable in whole or in part, at any time and shall be exercised within a five-year period following their issuance,

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants, after taking into account the issue price of these warrants, would be either (i) the average trading closing price as quoted on the Nouveau Marché of Euronext Paris during the 10 days preceding the date of the meeting of the Shareholders’ Meeting, or (ii) the closing price for a share on the Nouveau Marché of Euronext Paris on the trading day preceding the Shareholders’ meeting, whichever is the highest,

Resolves that each warrant shall be issued at a price equal to 5% of the highest of the two following amounts which could be either (i) the average trading closing price as quoted in the Nouveau Marché of Euronext Paris during the ten days preceding the Shareholders’ Meeting or (ii) the closing price for a share on the Nouveau Marché of Euronext Paris on the trading day preceding the Shareholders’ Meeting. Each warrant shall give the right to subscribe for one share, nominal value €0.61, at the price determined above,

Resolves that the warrants would have to be subscribed within three months from the date of grant, the subscription payment would have to be made when the subscription is completed,

Resolves that the beneficiaries, at the time of the subscription would agree not to transfer these warrants to a third party,

Grants to the Board of Directors full powers, including the right to delegate the Chairman of the Board, to implement this authorization, including:

•	To determine the dates, terms and conditions of such issuance or issuances;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and, in particular, Article 6 of the Company’s by-laws in accordance with Article 55 of the Decree of March 23, 1967 in order to indicate the beneficiaries of the “special advantages” and the nature of such advantages, and more generally, to take all necessary measures.

Such authorization shall remain valid for a period of one year from the date of this Shareholders’ Meeting.

FOURTEENTH RESOLUTION

Authorization to the Board to issue warrants for up to a maximum of 20,000 shares reserved for issuance to non-executive members of the Technical Advisory Board

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report, the Statutory Auditors’ Special Report and the independent auditor’s Report of the “special advantages”.

Resolves to increase the share capital by a maximum nominal value of €12,200, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 20,000 shares of €0.61 nominal value each; it being specified that this amount does not take into account the adjustments regarding the preservation of such holders’ rights.

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to issue for the warrants to the non-executive members of the Technical Advisory Board in the following amounts:

•	Eugene Freuder, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Martin Grötschel, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Gilles Kahn, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Ora Lassila, for a maximum of 4,000 shares of €0.61 nominal value each, and

•	Ben Shneiderman, for a maximum of 4,000 shares of €0.61 nominal value each.

Resolves that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants,

Resolves to approve the “special advantages” granted to the beneficiaries of the waiver of the preferential subscription right to the warrants,

Resolves that the warrants shall be exercisable in whole or in part, at any time and shall be exercised within a five-year period following their issuance,

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants, after taking into account the issue price of these warrants, would be either (i) the average trading closing price as quoted on the Nouveau Marché of Euronext Paris during the 10 days preceding the date of the meeting of the Shareholders’ Meeting, or (ii) the closing price for a share on the Nouveau Marché on the trading day preceding the Shareholders’ meeting, whichever is the highest,

Resolves that each warrant shall be issued at a price of €0.01 and shall give the right to subscribe for one share, nominal value €0.61, at the price determined above,

Resolves that the warrants would have to be subscribed within three weeks from the date of grant, the subscription payment would have to be made when the subscription is completed,

Resolves that the beneficiaries, at the time of the subscription would agree not to transfer these warrants to a third party,

Grants to the Board of Directors full powers, including the right to delegate the Chairman of the Board, to implement this authorization, including:

•	To determine the dates, terms and conditions of such issuance or issuances;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and, in particular, Article 6 of the Company’s by-laws in accordance with Article 55 of the Decree of March 23, 1967 in order to indicate the beneficiaries of the “special advantages” and the nature of such advantages, and more generally, to take all necessary measures.

Such authorization shall remain valid for a period of one year from the date of this Shareholders’ Meeting.

FIFTEENTH RESOLUTION

Limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

And having acknowledged that on December 17, 2002 the Shareholders’ Meeting had authorized under the 20th resolution a capital increase by issuance of a maximum of 400,000 shares of €0.61 nominal value each under the 1998 International Employee Stock Purchase Plan (the “International Plan”), in one or more issues, to be realized until December 16, 2004,

Acknowledges that pursuant to such authorization, to date, the issuance of 218,311 shares of €0.61 nominal value each, fully paid-up, has been carried out and finalized,

Resolves to limit the amount of the capital increase authorized under the International Plan to the increases effectively realized, that is to say an aggregate capital increase of an amount of €133,169.71, by issuance of 218,311 shares of €0.61 nominal value each,

Resolves to invalidate for the future the authorization granted on December 17, 2002 under the 20th resolution.

SIXTEENTH RESOLUTION

Increase of share capital up to a nominal value of €244,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance under the 1998 International Employee Stock Purchase Plan

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves to increase the share capital by a maximum nominal value of €244,000 by the issuance of shares or other securities giving access to the share capital of the Company, in one or more issues, reserved to ILOG S.A. Employee Benefits Trust,

Resolves to waive the preferential subscription rights of the shareholders to the capital increase and to reserve the right to subscribe to the new shares to ILOG S.A. Employee Benefits Trust, as well as to renounce to any right to obtain shares or other securities that would be granted under the present resolution,

Resolves that the issue price of these shares will be determined by the Board, with the right to delegate the Chairman as provided by law, in compliance with the following conditions:

(i)	as long as the shares the Shares of the Company remain listed on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company will be listed), the issue price of one share should be equal to eighty five percent (85%) of the lowest closing price for such share as quoted on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company will be listed) on the first day or last trading day of the offering period which ever is lower, as reported in La Tribune or such other source the Board deems reliable;

(ii)	if the shares of the Company cease to be admitted to listing on a French regulated market as mentioned in paragraph (i) above, the issue price of one share shall be equal to eighty five percent (85%) of the lowest fair market value of a share on the first day and the last day of an offering period as determined in good faith by the Board, it being specified that the fair market value will be equal to the price per share at the time of the last operation involving the Company’s share capital, save when the Board, acting reasonably, decides otherwise, and within the limits authorized by the laws in force at such time.

Resolves that the new shares, which will be subject to all provisions of the by-laws, will be combined with the existing shares and will entitle the holder thereof to the rights attached to the shares from the first day of the financial year on which the capital increase is finalized,

Grants full powers to the Board of Directors, including the right to delegate the Chairman as provided by law, to implement this resolution and to:

•	issue shares or other securities on one or more occasion, up to a total of €244,000, to fix the periods and the conditions of subscription and the definitive conditions of the issue, within the limits laid down by this authorization,

•	set forth the means of payment of the new shares or other securities and collect the subscriptions for the new shares or other securities and the payments related thereto,

•	proceed to the anticipated closing date of the subscription or to the extension of its deadline, if applicable,

•	charge costs, including issuance costs, against issuance premiums,

•	carry out all acts and formalities with a view to finalizing the share capital increase, and require the admission for listing of those shares or other securities on the Nouveau Marché of Euronext Paris S.A. (or such other regulated market in which the shares of the Company are listed).

•	amend the by-laws as a results of the share capital increase and, in general, to take all necessary steps in that respect.

Such capital increase will have to be finalized, in one or more issues, within a maximum of two years from the date of this Shareholders’ Meeting.

SEVENTEENTH RESOLUTION

Limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already issued or decided

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

And having acknowledged that on December 17, 2002 the Shareholders’ Meeting had authorized under the 22nd resolution a capital increase by issuance of a maximum of 600,000 shares of €0.61 nominal value each under the French Employee Savings Plan in one or more issues, to be realized at the latest on December 16, 2004,

Acknowledges that pursuant to such authorization the issuance of 437,667 shares of €0.61 nominal value each, fully paid-up, has been carried out and finalized as of September 30, 2003,

Acknowledges that the Chairman upon delegation of the Board of Directors has decided to implement an offer of a maximum of 162,333 newly issued shares under the French Employee Savings Plan, with the increase of the share capital for the number of shares effectively subscribed to take place on December 1, 2003,

Resolves to invalidate for the future the authorization granted on December 17, 2002 under the 22nd resolution for the amount not used at the date of Shareholders’ Meeting by the Chairman upon delegation of the Board of Directors, after taking into effect the December 1, 2003 issuance of shares under the French Employee Savings Plan.

EIGHTEENTH RESOLUTION

Increase of share capital up to a nominal value of €366,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance to the benefit of participants to the French Employee Savings Plan

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves, in accordance with Articles L. 443-1 and seq. of the French Labor Code and Article L. 225-138 of the French Code of Commerce and pursuant to Article L. 225-129 VII of the French Code of Commerce, to increase the share capital by a maximum nominal value of €366,000, in one or more occasions, by the issuance of new shares or other securities giving access to the share capital of the Company, the subscription of which will be reserved to the employees of the Company and of its affiliates within the meaning given to such terms in Articles L. 225-180 of the French Code of Commerce and L.444-3 of the French Labor Code, participating to the French Employee Savings Plan (the “Company’s Employees”),

Resolves to waive the preferential right of the shareholders to the capital increase and to reserve the right to subscribe for the new shares to the Company’s Employees, as well as to renounce to any right to obtain shares or other securities that would be granted under the present resolution,

Resolves that the issue price of one share will be determined by the Board, with the right to delegate to the Chairman as provided by law, on the basis of the following:

(i)	should the shares of the Company be listed on a French regulated market (marché réglementé), the discount that will be offered is set to 20% calculated on the basis of the average of the first quoted prices of the share of the Company on the French regulated market during the twenty days preceding the day of the decision of the Board of Directors or as the case may be, its Chairman upon delegation by the Board of Directors, fixing the opening date of the subscription period and as reported in La Tribune or such other source the Board may deem reliable. However, the Shareholders expressly authorize the Board of Directors to reduce the above mentioned discount and limit it to 15% of the share quoted price at the date of the decisions fixing the opening of the subscription period in order to take into account, inter alia, the specificity of local laws or regulations in the legal, accounting, tax or labor areas. Resolves that the Board of Directors may substitute all or part of such discount by the grant of shares or other security giving access to the share capital of the Company; and

(ii)	in the absence of an established market quotation mentioned in paragraph (i) above, the issue price of one share will be determined by the Board according to the provisions of the third paragraph of Article L. 443-5 of the French Labor Code.

Resolves that the new shares, which will be subject to all provisions of the by-laws, will be combined with the existing shares and will entitle the holder hereof to the rights attached to the shares from the first day of the financial year on which the capital increase is finalized,

Grants full powers to the Board of Directors, including the right to delegate the Chairman as provided by law, within the limits above-mentioned to:

•	implement the present resolution and determine the date and the terms of the issuance and the payment of new shares or other securities issued under the present resolution.

•	carry out all acts and formalities with a view to finalizing the share capital increase or increases referred hereto and require the admission for listing of the issued shares or securities on the Nouveau Marché of Euronext S.A. (or such other regulated market on which the shares of the Company are listed.

•	amend the by-laws as a result of the share capital increase, charge costs including issuance costs, against issuance premiums as well as withhold from such amount the sums necessary to bring the legal reserve to one-tenth of the new share capital following each increase, and, in general, to take all necessary steps in that respect.

Such authorization will remain valid for a period of two years from the date of this Shareholders’ Meeting.

NINETEENTH RESOLUTION

Powers of attorney

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

Grants all powers to the bearer of an original, a copy or an extract of these minutes for the purposes of carrying out the necessary registrations and formalities.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REQUEST FOR DOCUMENTS AND INFORMATION

Return to:

The Company Secretary ILOG S.A. 9 rue de Verdun BP 85 94253 Gentilly Cedex France

DECEMBER 16, 2003 ANNUAL MEETING OF SHAREHOLDERS

I, the undersigned:

FIRST AND LAST NAME:

ADDRESS:

owner of                                      ADSs of ILOG S.A.

requests you to send to me the documents with respect to above-mentioned Annual Meeting of Shareholders listed in Article 135 of the Decree of March 23, 1967

Signed:

Dated:

ILOG S.A.

JPMorgan Chase Bank, Depositary

P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a holder of record at the close of business on September 30, 2003, of American Depositary Receipt(s) representing Ordinary Shares of ILOG S.A. hereby requests and authorizes JPMorgan Chase Bank, the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Ordinary and Extraordinary General Meeting of the Company to be held on Tuesday, December 16, 2003, at 5:00 p.m. at the registered office of the Company at 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, France.

These instructions, when properly signed and dated, will be voted in the manner directed herein.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., December 9, 2003.

If you wish to return your voting instruction card by overnight mail please use the following address: EquiServe, 150 Royall Street, Canton, MA 02021, Attn: Kent Leonard, JPMorgan Service Center.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, your underlying Ordinary Shares represented by American Depositary Receipt(s), will be voted by such person in his or her discretion.

RESOLUTIONS

Combined General Meeting of Shareholders

1. Approval of the French Statutory accounts for the fiscal year ended June 30, 2003.

2. Approval of the consolidated accounts for the fiscal year ended June 30, 2003.

3. Allocation of earnings for the fiscal year ended June 30, 2003.

4. Approval of the agreements provided for in Articles L. 225-38 and seq. of the French Code of Commerce.

5. Directors’ fees for the current and future fiscal years.

6. Renewal of the term of office of Mr. Michel Alard as a Director.

7. Renewal of the term of office of Mr. Pascal Brandys as a Director.

8. Renewal of the term of office of Mr. Richard Liebhaber as a Director.

9. Renewal of the term of office of Mr. Todd Lowe as a Director.

10. Authorization to the Board to repurchase the Company’s shares.

11. Authorization to the Board to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period.

12. Authorization to the Board to increase the share capital during a public tender or exchange offer for the Company’s shares.

13. Authorization to the Board to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors.

14. Authorization to the Board to issue warrants for up to a maximum of 20,000 shares reserved for issuance to non-executive members of the Technical Advisory Board.

15. Limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued.

16. Increase of share capital up to a nominal value of €244,000 reserved for issuance under the 1998 International Employee Stock Purchase.

17. Limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already issued or decided.

18. Increase of share capital up to a nominal value of €366,000 by the issuance of shares or other securities giving access to the share capital of the Company reserved for issuance to the benefit of participants to the French Employee Savings Plan.

19. Powers of attorney.

X PLEASE MARK VOTES

AS IN THIS EXAMPLE

Combined Ordinary and Extraordinary General Meeting

ILOG S.A.			For	Against	Abstain		For	Against	Abstain
PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING. CONTROL NUMBER:		Resolution 1 Resolution 2 Resolution 3 Resolution 4 Resolution 5 Resolution 6 Resolution 7 Resolution 8 Resolution 9 Resolution 10				Resolution 11 Resolution 12 Resolution 13 Resolution 14 Resolution 15 Resolution 16 Resolution 17 Resolution 18 Resolution 19

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above.

Mark box at right if an address change has been noted on the reverse of this card.

Please be sure to sign and date this Voting Instruction Card.		Date

ADR Holder sign here	Co-owner sign here

DETACH CARD		DETACH CARD

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

ILOG S.A.

JPMorgan Chase Bank (the “Depositary”) has received notice of a Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of ILOG S.A. (the “Company”) that will take place on Tuesday, December 16, 2003, at 5:00 p.m. at the registered office of the Company at 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, France.

In order to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares of the Company represented by your ADRs for or against or to abstain from voting the Resolutions to be proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to abstain from voting the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to the Chairman of the Meeting. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, December 9, 2003. Only the registered holders of record at the close of business on September 30, 2003, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: November 5, 2003